As filed with the Securities and Exchange Commission on March 11, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3*

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108	Page 2 of 8 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delaware Street Capital Master Fund, L.P. 66-0613158
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,842,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,842,241
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Advisors, L.P. 38-3662495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,842,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,842,241
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Managers, L.L.C. 36-4425033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,842,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,842,241
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Advisors, L.L.C. 36-4425033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,842,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,842,241
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Bluhm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,842,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,842,241
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 7 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2014, as amended by Amendment No. 1 to the Initial Statement filed on January 22, 2015 and Amendment No. 2 to the Initial Statement filed on February 10, 2015 (the “Initial Statement” and, together with this Amendment No.3, the “Schedule 13D”), relates to common stock, par value $0.0001 per share (“Common Stock”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Clearbrook Road, Elmsford, NY 10523.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by restating in its entirety the last paragraph thereof as follows:

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of shares of Common Stock and developed their investment strategy with respect to such investment, the Reporting Persons and Cloud Gate Capital Master Fund LP and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D amendment reporting aggregate beneficial ownership of 1,214,225 shares of Common Stock, representing 1.8% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 3,056,466 shares of Common Stock, which represent approximately 4.5% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by restating paragraphs (a), (b) and (c) in their entirety with the following:

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,965 shares of Common Stock issued and outstanding as February 25, 2015, as reported in the Issuer’s Annual Report for the fiscal year ended December 31, 2014 on Form 10-K, as filed with the Securities and Exchange Commission on March 2, 2015.

CUSIP No. 09069N108	Page 8 of 8 Pages

DSC MF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 1,842,241 shares of Common Stock. DSCM, as the general partner of DSC MF, is deemed the indirect beneficial owner of 1,842,241 shares of Common Stock. DSCA LP, as the investment manager of DSC MF, is deemed the indirect beneficial owner of 1,842,241 shares of Common Stock. DSCA LLC, as the general partner of the investment manager, is deemed the indirect beneficial owner of 1,842,241 shares of Common Stock. Andrew Bluhm, as the managing member of DSCA LLC, is deemed the indirect beneficial owner of 1,842,241 shares of Common Stock.

(c) During the sixty (60) days through the date of this report, DSC MF traded the following shares of Common Stock in the open market not previously reported in this Schedule 13D:

Trade Type	Trade Date	# of Shares	Net USD Price/Shr.
Sale	3/10/2015	1,503,757	3.77

Item 5 is hereby further amended by adding paragraph (e) as follows:

(e) As of March 10, 2015, the Reporting Persons and the Associated Persons together ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2015

DELAWARE STREET MASTER FUND, L.P.

By: DSC MANAGERS, L.L.C. its general partner

	By:	/s/ David Nietfeldt
		Name:	David Nietfeldt
		Title:	Chief Financial Officer and Chief Compliance officer

DSC MANAGERS, L.L.C.

	By:	/s/ David Nietfeldt
		Name:	David Nietfeldt
		Title:	Chief Financial Officer and Chief Compliance officer

DSC ADVISORS., L.P.

By: DSC ADVISORS, L.L.C., its general partner

	By:	ANDREW G. BLUHM, its managing member

/s/ Andrew G. Bluhm

DSC ADVISORS, L.L.C

By:	ANDREW G. BLUHM, its managing member

/s/ Andrew G. Bluhm

ANDREW G. BLUHM

/s/ Andrew G. Bluhm